Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(in thousands)	2018	2017	2016	2015	2014

Pretax income from continuing operations	$(16,129)	$(39,642)	$91,674	$(8,939)	$(61,695)

Distributed income of equity investees	2,826	4,307	1,887	—	843

Fixed charges	140,181	139,824	124,776	120,953	124,496

Earnings	126,878	104,489	218,337	(112,014)	63,644

Interest	130,318	128,537	115,174	113,481	114,058

Amortization of charges and other	9,864	11,287	9,602	7,472	10,438

Fixed Charges	140,182	139,824	124,776	120,953	124,496

Ratio of Earnings to Fixed Charges	—	—	1.75	—	—

Coverage Deficiency	13,304	35,335	n/a	8,939	60,852